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Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DJ ORTHOPEDICS, INC.,
a Delaware corporation

        dj Orthopedics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies as follows:

        1.     That the Board of Directors of said Corporation duly adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of said Corporation (the "Certificate"). The resolution setting forth the proposed amendment is as follows:

        RESOLVED, that the Certificate be amended by changing Article III thereof, so that, as amended, said Article III shall be and read in its entirety as follows:

"ARTICLE III

        The total number of shares of all classes of stock which the Corporation shall have authority to issue is 40,000,000 consisting of (a) 39,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and (b) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

        The board of directors of the Corporation (the "Board of Directors") is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of Preferred Stock then outstanding) to the extent permitted by Delaware Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of Preferred Stock may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the Preferred Stock of any other class or series. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any class or series of the Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation."

        2.     That thereafter, pursuant to resolution of the Board of Directors of the Corporation, an annual meeting of the stockholders of said Corporation was duly called and held upon notice on May 29, 2003 in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which annual meeting the necessary number of shares as required by statute were voted in favor of the aforesaid amendment.

        3.     That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        4.     That said amendment shall be executed, filed and recorded in accordance with Section 103 of the General Corporation Law of the State of Delaware.

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        IN WITNESS WHEREOF, dj Orthopedics, Inc., a Delaware corporation, has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by an authorized officer thereof, this 6th day of August, 2003.

DJ ORTHOPEDICS, INC.
/s/ LESLIE H. CROSS By: Leslie H. Cross Title: President and Chief Executive Officer

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CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DJ ORTHOPEDICS, INC., a Delaware corporation